Exhibit 12.1
Statement Re: Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2004	2003	2002	2001	2000
Fixed Charges
Interest expense, including amortization of debt issue costs	$16,674,665	$16,608,370	$16,687,705	$15,585,366	$10,578,014
Interest expense on subordinated debt	—	1,460,994	1,212,143	1,294,855	1,029,212

Portion of rental expense deemed to represent interest	74,198	92,446	109,661	142,279	153,654

Total Fixed Charges	$16,748,863	$18,161,810	$18,009,509	$17,022,500	$11,760,881

Earnings before fixed charges
Income before income taxes and cumulative effect of change in accounting principle	22,357,500	8,447,097	7,925,195	4,305,723	1,738,000

Fixed charges	16,748,863	18,161,810	18,009,509	17,022,500	11,760,881

Total earnings before fixed charges	39,106,363	26,608,907	25,934,704	21,328,223	13,498,881

Ratio of earnings to fixed charges	2.3	1.5	1.4	1.3	1.1